FORM 4              U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert C. Harvey
     4810 120th Street West
     Apple Valley, MN 55124-8628

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     June, 2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [X] Officer (give title)   Chief Executive Officer
     [X] 10% Owner
     [ ] Other (specify)










TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security                                                  Common
                                                                      Stock

2. Transaction Date (Month/Day/Year)                                  6/29/01

3. Transaction Code                                                   P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                                                      40,000
          (A) or (D)                                                  A
          Price                                                       $.38


5. Amount of Securities
   Beneficially Owned at
   End of Month                         32,900    4,907     12,500    251,155

6. Ownership Form: Direct
   (D) or Indirect (I)                  I         I         I         D

7. Nature of Indirect
   Beneficial Ownership                 Wife      Daughter  Daughter









TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security              Debenture           Debenture
(Right to Convert)  (Right to Convert)

2. Conversion or Exercise Price of
   Derivative Security                       $2.00               $2.00
3. Transaction Date (Month/Date/Year)

4. Transaction Code

5. Number of Derivative Securities
   Acquired (A)or Disposed of (D)

6. Date Exercisable                          Immediately         Immediately
   Expiration Date (Month/Date/Year)         6/30/06             6/30/06

7. Title of Underlying Securities            Common Stock        Common Stock
   Amount of Underlying Securities           25,000              85,000

8. Price of Derivative Security              *                   **



9. Number of Derivative Securities
   Beneficially Owned at End of Month                            110,000

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                D                   D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:

*Convertible debenture purchased on 6/30/99. Debenture convertible anytime at $2.00 per share.
**Convertible debenture purchased on 7/1/98. Debenture convertible anytime at $2.00 per share.


Signature of Reporting Person:

/s/ Robert C. Harvey    7/9/01